UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Management's discussion and analysis of financial condition and results of operations for the quarter ended June 30, 2009
2.	Interim consolidated financial statements for the quarter ended June 30, 2009
3.	Certification of Interim Filings - CEO
4.	Certification of Interim Filings - CFO

CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three and Six-Month Periods Ended June 30, 2009
(Expressed in Canadian dollars unless otherwise noted)

August 10, 2009

Introduction

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of Corriente Resources Inc. (“Corriente” or “the company”) and the notes thereto for the three and six-month periods ended June 30, 2009. This MD&A provides management’s comments on Corriente’s operations and financial condition as at and for the three and six-month period ended June 30, 2009, as compared with preceding years.

In this MD&A, “Corriente”, the “company”, or the words “we”, “us” or “our”, refer to Corriente Resources Inc. and its subsidiaries.

For a complete understanding of our business environment, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the company’s: unaudited interim consolidated financial statements and related notes thereto for the three and six-month periods ended June 30, 2009; audited consolidated financial statements and related notes thereto for the years ended December 31, 2008 and 2007; and Management’s Discussion and Analysis for the year ended December 31, 2008; the financial statements of which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The company’s stated accounting policies have also been consistently followed in the preparation of the above-noted financial statements.

All amounts are in Canadian dollars unless otherwise stated.

The unaudited consolidated financial statements and notes thereto and this MD&A were reviewed and approved by Corriente’s Audit Committee.

Additional information about Corriente, including our 2008 Annual Information Form, is available on our website at www.corriente.com, on the SEDAR website at www.sedar.com , and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the company’s Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Cautionary Statement on Forward-Looking Statements” on page 24 of this MD&A.

Qualified Person

John Drobe, P.Geo., the company’s Chief Geologist, is the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and is responsible for the preparation and/or verification of the technical disclosure in this document, unless otherwise noted.

Outlook

Management continues to focus on completion of a transaction as part of the Citi/Canaccord marketing process, work with the Government of Ecuador to develop the Regulations to the new Mining Law that was enacted on January 29, 2009, and obtain the permits necessary for the continuing development of the company’s projects in Ecuador.

Business of the company

Corriente is a junior resource company focused on advanced exploration and development of copper and copper-gold mineral resources in South America. Over the past 10 years, the company has advanced the development of 2 copper-gold projects in the Rio Zamora copper porphyry district (known as the “Corriente Copper Belt”), in the Morona-Santiago and Zamora-Chinchipe provinces of southeast Ecuador.

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which includes our Mirador Norte deposit) and the Panantza-San Carlos Project, for which NI 43-101 Technical Reports have been filed on SEDAR. Overall, the company holds 100% of concession interests covering approximately 430 square kilometers, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador.

For those concessions acquired by the company from BHP Billiton (“BHP”), BHP chose to convert its back-in rights to a 2% net smelter royalty interest (NSR), with the company having the option to reduce this NSR to 1% for each of the concessions previously acquired, upon the payment of US$2 million for each such concession to BHP Billiton. Presently, this would apply to two concessions within each of the Mirador and Panantza-San Carlos Projects.

During the transition period between the old and new presidential administrations of November 2006 to January 2007, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. In order to secure the safety and security of local communities, the Ecuador Government imposed a suspension of fieldwork activities for the company’s Mirador and Panantza-San Carlos Projects. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the Ministry of Mining and Petroleum (“the MMP”) covering the company’s Mirador and Panantza-San Carlos Projects’ concessions. Subsequently, and as a result of the Mining Mandate (more fully explained below), a suspension of all of the fieldwork activities of all mining companies in Ecuador was imposed as of April 18, 2008 by the MMP.

Despite these fieldwork suspensions being in place from December 2006 to March 2009, the company was able to continue offsite development work on enhancements to various engineering and environmental aspects of the Projects, as well as community relations activities.

To June 30, 2009, the company has recorded acquisition, exploration and development costs of approximately $87.7 million for the Mirador Project, and completed an updated feasibility study in April 2008 (“Mirador FS”) for a first phase 30,000 tonnes per day concentrator operation. The Mirador FS shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital, which would be spent over a two year construction period prior to the start of production.

Additionally, the company has recorded acquisition, exploration and development costs of approximately $9.7 million for the Panantza-San Carlos Project, and completed a preliminary assessment study for a 90,000 tonnes per day concentrator operation in November 2007. With estimated capital costs in the order of US$1.3 billion for the Panantza – San Carlos Project, management determined that this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production.

Consequently, Corriente announced in January 2008 that it had started the process of contacting potentially interested parties to become majority strategic partners in the Panantza-San Carlos Project, with assistance from Citigroup Global Markets (“Citi”) and CanaccordAdams. In October 2008, the company completed conducting in-country due diligence visits from a number of interested industry parties from around the world. On July 20, 2009, the company announced that negotiations were continuing with the selected party regarding the potential sale of the company.

Should these sale negotiations not be successful, the company has sufficient financial resources to continue advanced development of the Mirador and Panantza – San Carlos Projects through 2009 and 2010, subject to new or unforeseen regulatory conditions being imposed by the Government of Ecuador.

Significant events for the prior and current fiscal year to date (more fully described herein)

April 2008

  The completion of an updated NI 43-101 compliant Feasibility Study Technical Report for the Mirador Project (“Mirador FS”) was announced. The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$ 399 million and approximately US$ 19 million in working capital, which would be spent over a two year construction period prior to the start of production. The Mirador FS calls for daily throughput of the concentrator facility of approximately 30,000 tonnes per day, which is a material improvement over the original Mirador Project Feasibility Study released by the company in April 2005, which planned for 25,000 tonnes per day.

  The Constitutional Assembly of Ecuador passed a Mining Mandate (the “Mandate”) into law on April 18, 2008, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador, which included the:

    immediate suspension of all of the fieldwork activities of all mining companies in Ecuador, except for activities specifically allowed by the MMP; and

    revocation of concessions: for which concession patent fees had not been paid by the established deadline; which were in the process of being granted or transferred; concessions covering protected natural zones, protected forests and those which affect the origin and sources of water; those concessions granted to officials and former officials of the MMP and predecessor ministries, or any members of their family; for which the Environmental Impact Assessment (“EIA”) application process had not yet been completed or initiated; and for which no development investments had been recorded with the State.

September 2008

  On September 28, 2008, a national referendum was held with over 60% of the populace voting in favour of the country’s new Constitution, thereby surpassing the simple majority needed to approve a new national Constitution for Ecuador.

October 2008

  The company announced that due diligence visits in Ecuador had been completed by those parties actively engaged in the Panantza-San Carlos partnership marketing process.

  Corriente signs an agreement with SECAP, the Ecuadorean Ministry of Labour and Human Resources’ Professional Training Service, to start a mining industry training program in the company’s project areas.

  The Ecuador Government approved the Environmental License for Corriente to build and operate a dedicated seaport near Machala for the shipping of copper concentrate from the CCB.

December 2008

  The company announced it had entered into a period of exclusive negotiations with a specific (unnamed) party from a short-list of those parties actively engaged in the Panantza-San Carlos partnership marketing process, and that these negotiations had expanded from the original mandate to the potential sale of the entire company.

January 2009

  On January 29, 2009, a new Mining Law for Ecuador was published in the State’s Official Register, thereby becoming law. This law is a product of the Congressillo, after having gone through a review, amendment and approval process which included input from President Correa.

March 2009

  On March 17, 2009, the the company announced that it had received an official notice signed by Minister Derlis Palacios Guerrero of the MMP, authorizing the company to re-initiate its field operations. Prior to resuming any drilling activity, the company is required to update it’s Water Use Concession (initially received in February 2009 for general water use at the Mirador camp) and it’s Environmental Permits with the appropriate agencies.

April 2009

  With the lifting of the suspensions on the company’s fieldwork activities in March, the company hired approximately 100 local employees during the month for camp renovation, environmental testing, road upgrade and community relations work in the Mirador and Panantza-San Carlos Project areas.

  On April 26, 2009, national elections were held in Ecuador with President Correa winning 52% of the vote, 24 points ahead of the next closest presidential candidate. As President Correa achieved greater than 40% of the presidential vote with a margin of victory greater than 10%, no run-off vote was necessary. Additionally, President Correa’s Allianza Pais party (“APP”) won 61 of the 124 seats within the country’s new National Assembly, with the next closest party (P. Sociedad Patriotico (“PSP”)) winning 22 seats. It is expected that the APP will obtain an absolute majority (of 63 or more) through strategic alliances with one or more of the other Ecuador political parties. Note, the PSP are on record as endorsing mining in Ecuador.

  President Correa, and the elected National Assembly members and provincial / city officials will begin/began their 4-year terms of office on August 14, 2009 and August 4, 2009, respectively.

July 2009

  The company received approval from the Ministry of Environment (“MAE”) of its Environmental Management Plans (“EMP”) for the Mirador Project and the Panantza-San Carlos Project. Additionally, the company received a Water Use Permit from the Ministry of Water for the Mirador Project.

Legal framework issues affecting Ecuador’s mining industry

Mining Law

The new Mining Law enacted on January 29, 2009 contained provisions which are generally consistent with the company’s expectations, though it contains some contradictory and vague articles that are expected to be clarified by accompanying Regulations, which were to be developed by the MMP within 120 days from the Mining Law’s enactment. To date, the Regulations have yet to be released or enacted.

The Mining Law places no limits on the number of mining concessions held by a single company, with concession terms limited to 25 years but which are renewable. It also imposes a government royalty of not less than 5% on sales revenues, however no specific details have yet been provided. Clear timelines are also established for concession exploration and exploitation (development) phases. The Mining Law also mandates the creation of a National Mining Company, though no details have been provided regarding the nature and scope of its intended activities.

The new Mining Law is considered to be a significant milestone for the country and the nascent large-scale mining industry, and is expected to provide the new legal framework for mining. However, much work remains to be done in developing the Regulations to the Mining Law and finalizing the terms and conditions that could foster feasible mining investments in Ecuador.

Mandate

Corriente currently holds 24 concessions in Ecuador, including the Mirador Project and Panantza-San Carlos concession blocks. Prior to the Mining Law coming into effect, 5 early exploration-stage concessions considered to be immaterial and unrelated to our Mirador and Panantza-San Carlos Projects were revoked by the MMP under the terms of the Mandate which was enacted on April 18, 2008. According to the MMP, these revocation notices were issued because EIAs for these concessions had not been approved by or related public consultations held prior to the April 18, 2008 implementation of the Mandate. The company plans to appeal the revocation of these concessions, and under current Ecuador law has 3 years to do so.

In the earlier-referenced formal letter received by the company from Minister Palacios of the MMP, the government’s position was represented that the Articles of the Mandate have been complied with, and that the Mandate is no longer in effect as of the enactment of the Mining Law. However, to date, no clear or formal legal confirmation of this has been provided by the judiciary of Ecuador.

Corporate Infrastructure

The company’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange –Amex (NYSE Amex), and as at August 10, 2009 had a market capitalization of approximately $523 million.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from regional offices located in Gualaquiza and Quito, Ecuador. The company also has camp locations at its major projects in southeast Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds are maintained and controlled in Vancouver, in both Canadian and US dollars.

In addition to its staff located in Vancouver and Ecuador, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering, and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

At August 10, 2009, the company had increased its employee count to 231 employees (June 30, 2009 –208; December 31, 2008 – 98) with the hiring of local workers as explained above.

Strategies and Key Drivers

Government Relations

Since December 2006, Corriente’s management has continually sought to work closely with the Ecuador Government in realizing an objective of developing a responsible mining industry for the benefit of all stakeholders.

In this regard, we believe that recent developments, such as the President’s consistent support for large-scale mining and his stewardship in the creation of a new Mining Law in the face of a vocal anti-mining movement provides evidence that this objective is being achieved. This has been further validated by President Correa and his party’s election victories in the April 26, 2009 national elections, and President Correa’s continuing high approval ratings with the general populace, based on recent poll results.

Community Relations and Sustainable Development

Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company’s commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente’s community relations and sustainable development theme: “El Trato Justo” or “A Fair Deal”.

The company has designed and implemented a number of community relations (“CR”) plan strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and the provincial and federal governments, and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Development of the CCB

All of the company’s projects in the CCB that have defined resources are open to expansion at depth, and in come cases additional resources may be defined beyond some of the current edges of these identified deposits.

To expedite the process of bringing a partner to Ecuador who can finance the large capital expenditures required for the development of the CCB, Corriente is continuing with the Citi/Canaccord marketing process that started in January 2008. On July 20, 2009 the company announced that negotiations for a potential sale of the company were continuing. However, there can be no assurance that any such negotiations will result in an agreement for the sale of the company.

Properties in Advanced Development - Mirador Project

In November 2006, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. After a number of ineffective negotiating sessions were held with the protesters, the Government of Ecuador requested the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, this suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the MMP covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

Despite the suspension of fieldwork activities at the Mirador Project site, the company was able to continue offsite work through March 2009 on enhancements to various engineering and environmental aspects of the Mirador Project, as well as community relations programs. The additional engineering and feasibility work was completed in the first quarter of 2008, with the result that the Mirador FS was announced on April 3, 2008 and subsequently made available on SEDAR. This report also includes a summary of the economic model for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project.

The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital. The Mirador FS calls for daily throughput of the concentrator facility of 30,000 tonnes per day, which is a material improvement over the original feasibility study results released by the company in April 2005, which had a planned capacity of 25,000 tonnes per day.

The Mirador FS Base Case Net Present Value (“NPV”), after-tax, is US$265 million, with an after-tax Internal Rate of Return (“IRR”) of 17.7% (using metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, 8% discount rate, US$75/tonne and US$0.075/lb treatment and refining charges, respectively, for Cu).

The Base Case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the Base Case did not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte deposit.

The Mirador Norte deposit is located less than one kilometre from the planned Mirador Project milling facility. Confirmation of copper resources at Mirador Norte provides additional options for the development of the Mirador Project, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

As disclosed above, the fieldwork suspension orders that applied to the company’s Mirador, Panantza and San Carlos concessions were lifted by the MMP, as announced by the company on March 17, 2009.

The resources that have been identified for the Mirador Project are summarized below:

Table of Resources – Mirador Project
0.4% Copper Cut-off
Measured and Indicated Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Measured & Indicated		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000

Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Total Inferred			3,221,000,000

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist for Corriente

During the six-month period ended June 30, 2009, the company incurred deferred development costs for the Mirador Project of $6,748,000 (2008 – $7,248,000), of which $4,105,000 (2008 – $4,460,000) was incurred for the three-month period ended June 30, 2009. Except for the higher than usual stock-based compensation costs recorded for this latter period (for explanation, see Financial Results of Operations below), these costs are being regularly incurred for project office administration, community and government relations, and environmental and regulatory compliance purposes.

To June 30, 2009, the company has capitalized acquisition and development costs for the Mirador Project totalling $88,315,000.

Properties in Advanced Development - Panantza – San Carlos Project

The Panantza and San Carlos project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Current Inferred Resources at Panantza, which incorporate the 2006 drilling results into a block-model using updated geology models, and at a 0.4% copper cut-off, are approximately 463 million tonnes grading 0.66% copper, containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the CCB, with dimensions of about 2 kms x 2.5 kms. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, Inferred Resource estimate, at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper.

A Preliminary Assessment Technical Report (the “Report”), dated October 30, 2007, for a 90,000 tonnes per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from the Report are:

  Base case NPV after tax of US$676 million and an IRR of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US $0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.718 billion and the IRR increases to 24.1%.
  Projected capital cost of approximately US$ 1.3 billion, which would be spent over a two year construction period prior to the start of production.
  Average annual metal production over the first 10 years of approximately 418 million lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.
  The Report modeled a mine plan based on 678 million Inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.
  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine is estimated to be US$0.73/lb.
  The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.
  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 billion.

Management feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador Project.

The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 million. The work includes detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process.

As disclosed above, the fieldwork suspension orders that applied to the company’s Mirador, Panantza and San Carlos concessions were lifted by the MMP, as announced by the company on March 17, 2009.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources – Panantza-San Carlos Project
0.4% Copper Cut-off

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	14,426,000,000

*	does not include copper oxide mineralized material that was previously included in resource estimate
**	resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off
The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente

During the six-month period ended June 30, 2009, the company incurred exploration and development costs of $931,000 (2008 – $495,000) for the Panantza-San Carlos project, including $522,000 (2008 –$180,000) for the three-month period ended June 30, 2009. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, and review of the status of all exploration-based EIAs and associated audits.

To June 30, 2009, the company has capitalized acquisition and development costs for the Panantza-San Carlos Project totalling approximately 9,995,000.

Other Exploration Projects and Machala Port

For the six-month period ended June 30, 2009, expenditures to develop the company’s concentrate shipping port facility in Machala, Ecuador totalled $128,000 (2008 – $143,000), including $80,000 (2008 –$84,000) for the three-month period ended June 30, 2009. To June 30, 2009, the company has capitalized acquisition and development costs for the port totalling approximately $2,294,000.

For the six-month period ended June 30, 2009, deferred exploration costs of $10,000 (2008 – $6,000) were attributed to the company’s remaining copper exploration targets in the Corriente Copper Belt, comprised of the La Florida, San Luis, San Marcos, San Miguel and Sutzu concessions, including $2,000 (2008 – $3,000) for the three-month period ended June 30, 2009. To June 30, 2009, the company has capitalized acquisition and development costs for its remaining copper exploration targets totalling approximately $2,069,000.

Environmental

Environmental Impact Assessment (“EIA”)

Under the new legislative and regulatory framework which the Government of Ecuador has recently implemented for the mining industry, the MMP continues to be responsible for the EIA process. An EIA is required before any single stage of work (e.g., initial exploration, advanced exploration, construction and operation) can proceed for a mining project in Ecuador. The MAE has taken over responsibility for the EMP component of the EIA, and as a result, the guarantee that is required to secure the obligations of a project’s EIA is now required to be issued in favour of the MAE. The amount of the required guarantee is reviewed annually by the MAE in conjunction with the MAE’s annual audit of the company’s EMP’s.

To secure the company’s project guarantees, which have been issued by a large U.S. bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development.

On May 4, 2006, the Mirador Project’s original EIA (“Mirador EIA”) was approved by the MMP. This EIA covers both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MMP to ensure that the report met all required government guidelines and regulations. The submission of the original Mirador EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005. In September 2006, the company filed an amendment to the Mirador EIA to allow for mill, tailings and dump location changes to the original mine plan. While subsequent public consultations were successful, the amended Mirador EIA was rejected by authorities in May 2007 as development of a completely new legislative and regulatory framework for mining was being undertaken by the Ecuador Government to supersede what was in previously in place. In July 2009, the company received approval from the MAE for updated EMP’s for the Mirador Project and Panantza-San Carlos Project, and a Water Use Permit from the Ministry of Water for the Mirador Project. The company was the first mining company to receive these approvals.

For the Mirador Project, the company has two cash deposits in place at June 30, 2009. The original deposit, in the amount of US$3,026,000 ($3,519,000), which secured the guarantee previously required by the MMP was refunded on August 7, 2009, leaving a deposit in the amount of US$1,209,000 ($1,406,000) as security for the guarantee in place in favour of the MAE against the company’s obligations under the Mirador Project EIA.

On July 26, 2007, the original Panantza-San Carlos Project EIA was approved by the MMP, with an updated EMP being approved in July 2009 by the MAE. A cash deposit in the amount of US$447,000 ($520,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Panantza-San Carlos Project EIA.

In December 2007, the MAE in Ecuador approved the EIA for the company’s port operation in Machala (the “Machala EIA”), which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. In October 2008, the MAE in Ecuador approved the Environmental License for the company to build and operate this dedicated port. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the Machala EIA is an important part of the overall Mirador Project development process and provides the key access for a Pacific shipping route for the company’s copper concentrates. A cash deposit in the amount of US$246,000 ($286,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Machala Port EIA.

For the company to receive a mine operating permit for any of its projects, approvals for any EIA amendments and construction and operating-related permit applications must be received from the MMP, MAE and other Ecuador governmental authorities, prior to the beginning of any mining operations.

Financial Results of Operations

The information provided below highlights the company’s quarterly results for the past 8 quarters. All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP. The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements of the company for the fiscal year ended December 31, 2008 and have been consistently followed in the preparation of the current period’s consolidated financial statements.

Financial Data for Last Eight Quarters
In thousands of Canadian dollars, except for per share amounts
Three-month period ended	June-09	Mar-09	Dec-08	Sep-08	Jun-08	Mar-08	Dec-07	Sep-07
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
General and administrative expenses	$1,919	$1,257	$824	$713	$823	$931	$961	$877
Other expenses (income)	$5,980	$(3,078)	$(10,886)	$(3,664)	$15	$(3,514)	$(560)	$4,555
Loss (earnings)	$7,899	$(1,821)	$(10,062)	$(2,951)	$838	$(2,583)	$401	$5,432
Basic and diluted loss (earnings) per share	$0.10	$(0.02)	$(0.14)	$(0.04)	$0.01	$(0.03)	$0.01	$0.07

As the company has not had any revenue-producing mineral properties to date, no mining revenues are reflected in the above table.

In recent years, the company’s net earnings and losses largely reflect the impact of foreign exchange gains or losses on its holdings of US dollars, and the interest income earned from Canadian and US cash and cash equivalents on hand, as well as investments.

Since January 2007, the company’s funds have been held predominantly in US dollars, producing earnings from large foreign exchange gains in the first quarter of 2009 and the first, third and fourth quarters of 2008. The significant losses in the second quarter of 2009 and third quarter of 2007 were due to large foreign exchange losses.

In periods of loss, basic and diluted loss per share amounts are the same because the effect of potential issuances of shares would be anti-dilutive.

Three months ended June 30, 2009

For the three months ended June 30, 2009, the company had a net loss of $7,899,000 (or $0.10 per share), compared with a net loss of $838,000 (or $0.01 per share) for the same period in 2008. The largest effect on earnings came from a strengthening of the Canadian dollar from US$1.2613 at March 31, 2009 to US$1.1630 at June 30, 2009, which led to a foreign exchange loss of $6,100,000 in the three months ended June 30, 2009 (2008 – $559,000). As previously noted, the company’s cash and cash equivalents and investments are predominantly in US dollars.

For the three-month period ended June 30, 2009, the company recognized a stock-based compensation charge of $2,338,000 (2008 – $362,000), of which $1,195,000 (2008 – $199,000) is included in salaries, benefits and stock-based compensation, $91,000 (2008 – $Nil) is included in corporate development and shareholder expenses and $1,052,000 (2008 – $163,000) is capitalized in mineral properties.. A majority of this large increase is due to the fact that the expiry dates for certain options that were due to expire during the second half of 2008 and early 2009 were extended, effective with shareholder approval which was received at the company’s May 2009 Annual General Meeting. With the appreciation of the company’s share price that has taken place in 2009, a significant stock-based compensation charge was recorded during the three months ended June 30, 2009.

Interest income earned during the three months ended June 30, 2009 decreased to $90,000 from $514,000 in the same period in 2008 due mainly to much lower yields on deposits and lower cash, cash equivalents and investments balances. Corporate development and shareholder expenses increased from $152,000 in the three months ended June 30, 2008 to $280,000 in the three months ended June 30, 2009, as the company continues to evaluate mineral development opportunities outside of Ecuador.

Total second quarter administration expenses increased in 2009 to $1,919,000 (2008 – $823,000) due primarily to higher stock-based compensation expense (a non-cash expense) and increased corporate development expenses associated with the company’s development program in Panama.

Six months ended June 30, 2009

For the six months ended June 30, 2009, the company had a net loss of $6,078,000 (or $0.08 per share), compared with net earnings of $1,746,000 (or $0.02 per share) for the same period in 2008. The largest effect on earnings came from a strengthening of the Canadian dollar from US$1.2180 at December 31, 2008 to US$1.1630 at June 30, 2009, which led to a foreign exchange loss of $3,353,000 in the six months ended June 30, 2009 (2008 – gain of $2,147,000). As previously noted, the company’s cash and cash equivalents and investments are predominantly in US dollars.

For the six-month period ended June 30, 2009, the company recognized a stock-based compensation charge of $2,955,000 (2008 – $764,000), of which $1,535,000 (2008 – $441,000) is included in salaries, benefits and stock-based compensation, $91,000 (2008 – $Nil) is included in corporate development and shareholder expenses and $1,329,000 (2008 – $323,000) is capitalized in mineral properties. Consequently, salaries, benefits and stock-based compensation was higher in the six-month period ended June 30, 2009 as compared to the same period in 2008, due mainly to the higher stock-based compensation expense of $1,626,000 (2008 – $441,000).

Interest income earned during the six months ended June 30, 2009 decreased to $391,000 from $1,292,000 in the same period in 2008 due to mainly to much lower yields on deposits and also lower cash, cash equivalents and investments balances. Salaries and benefits of $683,000 (2008 – $552,000) were also higher, due mainly to a bonus to senior management that was approved and accrued in the first quarter after certain performance milestones were achieved. Corporate development and shareholder expenses were higher in the six-month period ended June 30, 2009 ($474,000) as compared to the same period in 2008 ($314,000) due to the company’s corporate development activities noted above.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company’s mineral property interests are in Ecuador, South America. The consolidated statements of loss, comprehensive loss and deficit for the periods presented reflect the company’s Canadian operations only. All other Ecuador operating expenses are capitalized to mineral properties, in accordance with the company’s accounting policy.

Liquidity, Investing and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at June 30, 2009 was $80,575,000, compared to $93,223,000 at December 31, 2008.

The main cash and cash equivalents flows during the six-month period ended June 30, 2009 were from investing activities including maturities of promissory notes totalling $75,237,000 (2008 – $Nil) and cash applied to mineral property expenditures mainly associated with development of the Mirador Project of $6,749,000 (2008 – $7,799,000). Another cash investing activity during the six-month period ended June 30, 2009 was the requirement to post two EIA deposits, requiring outlays of $1,675,000 in total. US$3,026,000 ($3,519,000) was returned to the company on August 7, 2009. A foreign exchange loss in the six-month period ended June 30, 2009 of $3,353,000 (2008 – foreign exchange gain of $2,147,000) was the main reason for the negative (2008 – positive) cash flow from operating activities, as well as a decrease in interest income to $391,000 (2008 – $1,292,000).

At March 31, 2009, the company’s cash equivalents are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper. As at June 30, 2009, all of the company’s investments with maturity dates greater than 90 days had matured (December 31, 2008 balance – $75,237,000).

The company has no long-term debt obligations or off-balance sheet arrangements.

Historically, the company’s capital requirements have been met by equity subscriptions and from the proceeds of sale of certain mineral property interests. The company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt financing, asset sales or a combination thereof (refer to Risks Factors below). While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Outstanding Share Data

The company’s authorized capital consists of an unlimited number of common shares without par value.

As at August 10, 2009, there were 75,349,893 common shares issued and outstanding, and options to purchase an aggregate of 3,572,500 common shares, of which 1,961,251 had vested in accordance with the vesting provisions discussed below.

Incentive Stock Option Plan

Under the company’s Incentive Stock Option Plan (the “Plan”), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company’s shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions, which were implemented as of February 2006:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s directors.

The following summarizes the stock options granted during the six months ended June 30, 2009:

Date of grant	Date of expiry	Exercise	Recipients	Granted
		Price

January 1, 2009	January 1, 2014	$3.89	Executive officers	300,000
June 1, 2009	June 1, 2014	7.92	Directors	125,000
June 1, 2009	June 1, 2014	7.92	Head office employees and consultants	145,000
June 1, 2009	June 1, 2014	7.92	Subsidiary employees	255,000

			Total	825,000

The following is a summary of stock option transactions during the six months ended June 30, 2009:

	Number of	Weighted average
	options	exercise price

Balance at December 31, 2008	2,910,000	$4.52
Granted	825,000	6.45
Exercised	(47,500)	2.97
Forfeited	(115,000)	4.68
Balance at March 31, 2009	3,572,500	$4.98

The following table shows additional information for stock options outstanding and exercisable at June 30, 2009:

		Number of	Number of
Exercise	Years to	options	options
prices	expiry	outstanding	vested and
			exercisable

$2.27	1.1	325,000	325,000
4.50	1.6	25,000	25,000
5.25	1.6	400,000	325,000
5.50	1.9	60,000	60,000
5.35	1.9	100,000	75,000
5.37	2.2	85,000	58,438
5.10	2.2	75,000	51,563
4.70	2.2	165,000	165,000
4.59	2.5	4,375	625
4.10	2.5	290,000	163,125
3.66	2.9	125,000	62,500
4.90	3.0	295,000	207,188
5.41	3.5	315,000	95,000
4.60	3.9	483,125	181,875
3.89	4.5	300,000	18,750
7.92	4.9	525,000	–

	2.3	3,572,500	1,814,064

Related party transactions

In June 2007, the company completed the spin-off of its Caya 36 and Piedra Liza gold target assets to Q2 Gold Resources Inc. (“Q2 Gold”) by means of a Plan of Arrangement (the “Arrangement”). Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional director who is independent of Corriente.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in installments (the “Convertible Loan”). By an amendment dated September 25, 2008, the maximum facility amount of the Convertible Loan was increased from $750,000 to $1,500,000 and the maturity date extended to December 31, 2009.

The Convertible Loan principal and unpaid interest are due on the earlier of December 31, 2009 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Convertible Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The current state of financial markets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan at maturity. In the event of any default of the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Corriente also provides certain non-technical management services Q2 Gold which include, but not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Convertible Loan.

For the six-month period ended June 30, 2009, the company accrued $60,000 (2008 – $60,000) and $30,000 (2008 – $53,000) in respect of administrative services and accrued interest on the Convertible Loan, respectively.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

At June 30, 2009, the balance of the Convertible Loan receivable from Q2 Gold, including management fees and accrued interest, was $1,098,000 (December 31, 2008 – $957,000).

Accounting Estimates, Policies and Standards

When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited consolidated financial statements for the year ended December 31, 2008, which can be found on SEDAR and have been consistently followed in the preparation of these consolidated financial statements except that the company has adopted the following CICA guidelines effective January 1, 2009:

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On January 1, 2009, the company adopted these changes, with no impact on its consolidated financial statements.

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the company to take into account the company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on the company’s consolidated financial statements.

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on the company’s consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Implemented

In January 2009, Sections 1582, 1601 and 1602 were added to the CICA Handbook and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards are effective for 2011. Early adoption is permitted.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Corriente will be required to report its results in accordance with IFRS beginning in 2011. The company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.

There are three key stages to Corriente’s transition plan:

1.

Identification of a project work plan outlining potential conversion issues applicable to our industry. This phase assigns responsibilities for each of the identified issues, estimates the time, duration and costs associated with each major deliverable within the plan, and presents an overall project timeline and percentage of completion reporting from key responsible persons.

2.

Identification of the significant accounting policies that relate to each of the major conversion issues applicable to the company. This stage identifies the changes to the accounting policies that will be required with IFRS and adjusts the plan identified in Stage One accordingly.

3.

Management of dual reporting under Canadian GAAP and IFRS. This phase determines the mapping between the different accounts identified in our chart of accounts and applies this mapping to generate reporting under IFRS.

To date, management has made the conversion project a high priority and committed to a structured approach to the required changes. Transition team members have been identified and responsibilities are being determined. At this stage, key areas of consideration are primary conversion requirements, conversion requirements at both the parent and subsidiary levels, responsibilities of team leaders, task owners and responsibilities, start and end dates for tasks, estimations of time requirements and measurement and reporting of percentage of completion of task requirements.

Currently, management is in the process of identifying the technology changes and tools required to ensure the success of the conversion, as well as the external consultants needed to advise throughout the project. To date, management has identified the need for a staged transition approach.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company.

Corriente has regularly-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente utilizes a Corporate Disclosure Committee (the “CD Committee”), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer, to supplement these periodic processes.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s disclosure controls and procedures during the most recent interim period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect the company’s disclosure controls and procedures. No material changes were identified from their evaluation.

Internal Controls Over Financial Reporting (“ICFR”)

Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements that was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to US GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s ICFR during the most recent interim period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No material changes were identified from their evaluation.

As in prior quarters, the company’s Audit Committee reviewed this MD&A and the unaudited interim consolidated financial statements for the period ended June 30, 20009, prior to their release.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. It should be noted that this list is not exhaustive and that other risk factors may apply. Few exploration projects successfully achieve development and production. Due in some cases to factors that cannot be predicted or foreseen, an investment in the company may not be suitable for all investors. Following are the risk factors which the company’s management believes are most important in the context of the company’s business.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the national executive branch, legislative branch and judicial branch levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations related to the mining industry.

Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, import duties, royalties, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Despite the April 29, 1996 “Agreement between the Government of Canada and the Government of the Republic of Ecuador for the Promotion and Reciprocal Protection of Investments”, the company’s mineral properties could conceivably be expropriated by the Ecuador Government, which could result in a significant or total loss for the company without compensation.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa and officially took office on January 15, 2007. During the intervening (transition) period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities (see “Properties in Advanced Development - Mirador Project”) and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum approved the creation of a Constitutional Assembly to replace Congress. On September 30, 2007, Constitutional Assembly elections were held in which President Correa’s Allianza Pais party had elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

On April 18, 2008, the Constitutional Assembly of Ecuador passed the Mandate into law on April 18, 2008, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador (see “Significant Events for the Period Ended March 31, 2009 and to date”). According to the MMP, the new Mining Law (note 15 of the audited consolidated financial statements for the years ended December 31, 2008 and 2007) enacted on January 29, 2009 establishes the new legal framework for mining. However, the Regulations underlying the Mining Law have yet to be developed, creating some uncertainty regarding the mining industry in Ecuador. To date, the company’s discussions with the MMP and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company’s concessions as a result of the lack of defined Regulations or clear governmental confirmation that the Mandate is no longer in effect.

While the new Mining Law is considered to be a significant milestone for the country, much work remains to be done in developing the Regulations to the Mining Law and finalizing the terms and conditions that would foster feasible mining investments in Ecuador.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Economic Instability May Affect the Company’s Business

Since the middle of 2008, macroeconomic events, including global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns have negatively affected prices for commodities, including copper. Within this timeframe, the company’s market capitalization has fluctuated significantly. Although circumstances may improve over the longer term, the impact upon the company’s liquidity and its ability to raise the capital required to execute its business plans going forward may be negative. As a result, the company will consider its business plans and options carefully going forward into 2009. The company intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

The company has assessed the carrying values of its mineral properties as a result of the market downturn in copper prices and based on current and expected metals prices and cost structures, management has determined that the values of the company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices significantly become worse, recognition of an impairment of mineral properties may be required.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, accidents, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk related to the company’s development of its Mirador and Panantza-San Carlos Projects includes the cyclical demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s ultimate construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has no source of positive operating cash flow and has no assurance that additional funding that could be needed in addition to its cash and cash equivalents on hand will be available for further exploration and project development. Further advanced development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of its projects.

Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of EIAs. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s Health, Safety and Environmental Policies, as well as its approved EIA’s.

Infrastructure

Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company’s projects will be commenced or completed on a timely basis, if at all; the company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company’s advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company’s operations and profitability.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, despite the existence of a Canada – Ecuador Tax Treaty there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries

The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company’s valuation and stock price.

Dependence on Key Personnel

The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Financial Risk

The company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and copper price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual payment obligations. The company’s credit risk is primarily attributable to cash and cash equivalents and investments.

The company’s cash and cash equivalents and investments are held at a large Canadian financial institution, which has no known liquidity problems. Any cash maintained in Ecuador is held in a well-established bank, with no known liquidity problems. The company’s cash equivalent investments (presented as part of cash and cash equivalents) are comprised of financial instruments issued by a Canadian chartered bank, which carry a R1-High (DBRS) investment rating and are easily liquidated, as they mature daily. The company’s largest concentration of financial assets, investments, is exclusively in an instrument of a Canadian Crown corporation and carries an R1-High (DBRS) investment rating and is easily liquidated. The company has no investments in asset-backed commercial paper. The company manages counterparty credit risk by regularly monitoring counterparty credit ratings.

The company’s accounts receivable consist mainly of GST receivable due from the Government of Canada. The EIA deposits included in other assets are held in a major US bank and are comprised of financial instruments issued by a large US bank.

The convertible loan in the amount of $1,098,000 is due from Q2 Gold, a related company, and its subsidiaries. Q2 Gold’s assets are primarily made up of concessions located in Ecuador which are believed to have gold resource potential. The convertible loan is collateralized by the assets of Q2 Gold, which are considered to have a fair value greater than their net book value.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 12 to the audited consolidated financial statements for the years ended December 31, 2008 and 2007.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period. As at June 30, 2009, the company had a total cash and cash equivalents of $80,796,000 to settle current liabilities of $1,363,000.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign exchange, interest rates and commodity prices.

(a) Currency risk

The company’s expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar would have an effect on the company’s balance sheets, statements of earnings (loss) and cash flows.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made. The company has not hedged its exposure to currency fluctuations.

At June 30, 2009, the company is exposed to currency risk through the following financial assets and liabilities denominated in US dollars:

	in thousands of US dollars
	June 30, 2009	December 31, 2008
Cash and cash equivalents	$58,647	$3,703
Investments	–	61,771
Other assets	5,181	3,518
Accounts payable relating to mineral properties	(1,112)	(1,151)

Based on the above net exposures as at June 30, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of approximately $6,272,000 in the company’s net loss.

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the company will realize a loss as a result of a decline in the fair value of the investments or EIA deposits included in other assets is limited because these deposits will be held to maturity, have fixed interest rates and were issued by a Canadian Crown corporation or major bank. Changes in interest rates would not have a significant impact on the company’s consolidated statements of earnings (loss).

(c) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings or economic value due to commodity price movements and volatilities. The company closely monitors commodity prices of copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the company. Fluctuations in commodity pricing may be significant, and the associated price risk cannot be estimated at this stage of the company’s development. The company does not have any hedging or other commodity-based risks respecting its operations.

Cautionary Statement on Forward-Looking Statements

This MD&A contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that the current economic uncertainty and financial market volatility will not prevent the timely realization of the company's development plans; that foreign exchange rates will remain approximately at current levels; that the supply and demand for copper will develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company’s development projects on reasonable terms; that engineering and construction timetables and capital costs for the company’s development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company’s reserve estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; that the company is able to retain or hire the personnel it needs to carry out its business plan; and that a feasible mining industry environment is facilitated and fostered by the Ecuador Government.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the current significant general economic uncertainty and financial market volatility; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other by-product credit metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities , as well as those factors discussed under the heading “Risk Factors” elsewhere in this MD&A.

Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements contained herein are made as of the date hereof. The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to US Investors

All references to mineral reserves and mineral resources contained in this [MD&A] [annual information form] are determined in accordance with National Instrument 43-101 -- Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulations. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, they are not defined or recognized by the U.S. Securities and Exchange Commission (the "SEC”). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with NI 43-101, may not be comparable to similar information made public in accordance with the requirements of the SEC. “Indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of mineral resources constitutes or will ever be converted into reserves.

Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements
For the three and six-month periods ended June 30, 2009
(expressed in Canadian dollars)

(Unaudited)

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Balance Sheets
(Unaudited)
(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2009	2008

Assets

Current assets
Cash and cash equivalents	$80,796	$18,540
Investments	–	75,237
Accounts receivable and prepayments	44	84
Convertible loan (note 7)	1,098	957

	81,938	94,818

Long-term assets
Mineral properties (note 3)	102,673	94,489
Equipment (note 4)	1,282	1,541
Other assets (note 5)	6,026	4,285

	109,981	100,315

TOTAL ASSETS	$191,919	$195,133

Liabilities

Current liabilities
Accounts payable relating to mineral properties	$1,293	$1,402
Other accounts payable and accrued liabilities	70	193

	1,363	1,595

Shareholders’ Equity

Share capital	236,391	235,996
Options (note 6 (c))	7,173	4,718
Contributed surplus	1,718	1,472
Deficit	(54,726)	(48,648)

	190,556	193,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$191,919	$195,133

Nature of operations – note 1
Commitments – note 3
Measurement uncertainty – note 3

Approved by the Board of Directors

“Kenneth Shannon” Director	“Dale Peniuk” Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders’ Equity
For the period ended June 30, 2009
(Unaudited)
(expressed in thousands of Canadian dollars, except for number of shares)

	Common Shares
						Total
		Share		Contributed		Shareholders’
	Number	Capital	Options	Surplus	Deficit	Equity
Balance at December 31, 2007	74,927,393	234,438	$3,736	$1,378	$(63,406)	$176,146
Common shares issued for cash pursuant to exercise of options (note 6 (c))	375,000	1,058	–	–	–	1,058
Grant-date fair value of options exercised (note 6 (c))	–	500	(500)	–	–	–
Grant-date fair value of vested options forfeited (note 6 (c))	–	–	(94)	94	–	–
Stock based compensation on unexercised options (note 6 (c))	–	–	1,576	–	–	1,576
Earnings for the year ended December 31, 2008	–	–	–	–	14,758	14,758

Balance at December 31, 2008	75,302,393	235,996	4,718	1,472	(48,648)	193,538
Common shares issued for cash pursuant to exercise of options (note 6 (c))	47,500	141	–	–	–	141
Grant-date fair value of options exercised (note 6 (c))	–	254	(254)	–	–	–
Grant-date fair value of vested options forfeited (note 6 (c))	–	–	(246)	246	–	–
Stock based compensation on unexercised options (note 6 (c))	–	–	2,955	–	–	2,955
Loss for the period ended June 30, 2009	–	–	–	–	(6,078)	(6,078)

Balance at June 30, 2009	75,349,893	236,391	$7,173	$1,718	$(54,726)	$190,556

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Unaudited)
(expressed in thousands of Canadian dollars, except for per share amounts and number of shares)

	Three months ended		Six months ended
	June 30,		June 30,

	2009	2008	2009	2008

Administration expenses
Salaries, benefits and stock-based compensation	$1,430	$471	$2,280	$993
Corporate development and shareholder expenses	308	152	474	314
Legal, accounting and regulatory	98	97	263	237
Office and related	81	62	155	130
Other	2	41	4	79

	1,919	823	3,176	1,753

Other income
Foreign exchange loss (gain)	6,100	559	3,353	(2,147)
Interest income (note 7)	(90)	(514)	(391)	(1,292)
Management fees (note 7)	(30)	(30)	(60)	(60)

	5,980	15	2,902	(3,499)

Loss (earnings) and comprehensive loss (income) for the period	$7,899	$838	$6,078	$(1,746)

Loss (earnings) per share
Basic and diluted	$0.10	$0.01	$0.08	$(0.02)

Weighted average number of shares outstanding
Basic	75,317,668	74,983,107	75,310,073	74,956,404
Diluted	75,317,668	74,983,107	75,310,073	75,278,913

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Cash Flows
(Unaudited)
(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2009	2008	2009	2008

Cash flows from (applied to) operating activities
Earnings (loss) for the period	$(7,899)	$(838)	$(6,078)	$1,746
Items not affecting cash
Stock-based compensation (note 6 (c))	1,286	199	1,626	441
Accrued management fees (note 7)	(30)	(30)	(60)	(60)
Accrued interest receivable on convertible loan (note 7)	(16)	(42)	(30)	(53)
Depreciation	7	8	14	15

Changes in non-cash working capital
Accounts receivable and prepayments	7	44	40	267
Accounts payable and accrued liabilities	(466)	91	(123)	(70)

	(7,111)	(568)	(4,611)	2,286

Cash flows from (applied to) investing activities
Investments	46,625	–	75,237	–
Mineral property costs	(3,302)	(4,113)	(6,750)	(7,799)
Other assets	(1,614)	23	(1,675)	(94)
Convertible loan	–	(52)	(50)	(139)
Equipment	(29)	(24)	(36)	(42)
Insurance proceeds	–	–	–	724

	41,680	(4,166)	66,726	(7,350)

Cash flows from financing activities
Proceeds from issuance of common shares	141	191	141	221

	141	191	141	221

Increase (decrease) in cash and cash equivalents	34,710	(4,543)	62,256	(4,843)

Cash and cash equivalents – beginning of period	46,086	92,972	18,540	93,272
Cash and cash equivalents – end of period	$80,796	$88,429	$80,796	$88,429

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

1	Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, “Corriente” or “the company”) are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete its development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company’s assets.

2	Significant accounting policies

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the company’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2008.

The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2008 and have been consistently followed in the preparation of these consolidated financial statements except that the company has adopted the following CICA guidelines effective January 1, 2009:

Goodwill and intangible assets (Section 3064)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On January 1, 2009, the company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the company to take into account the company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on the company’s consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on the company’s consolidated financial statements.

3	Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton’s mineral properties located in the Rio Zamora copper porphyry district (the Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty (“NSR”) payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Following is a summary of the company’s deferred mineral property expenditures for its mineral properties located in the Corriente Copper Belt in southeast Ecuador:

		in thousands of Canadian dollars
	Mirador/
	Mirador	Panantza/
	Norte	San Carlos	Other	Total
Balance December 31, 2007	66,428	7,449	3,902	77,779
Property concession fees	40	47	16	103
Deferred exploration and development costs	15,007	1,365	235	16,607
Balance December 31, 2008	81,475	8,861	4,153	94,489
Property concession fees	92	203	72	367
Deferred exploration and development costs	6,748	931	138	7,817
Balance June 30, 2009	88,315	9,995	4,363	102,673

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

Other

At June 30, 2009, the balance comprises the La Florida, San Luis, San Marcos, San Miguel and Sutzu copper exploration targets in the Corriente Copper Belt, and expenditures to develop the company’s concentrate shipping port facility in Machala, Ecuador.

Measurement uncertainty

On April 18, 2008, the Constitutional Assembly of Ecuador approved a Mining Mandate (the “Mandate”) which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador. According to the Ministry of Mines and Petroleum (the “MMP”), the new Mining Law enacted on January 29, 2009 establishes the new legal framework for mining. However, the Regulations underlying the Mining Law have yet to be developed, creating some uncertainty regarding the mining industry in Ecuador. To date, the company’s discussions with the MMP and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company’s concessions.

4	Equipment

The following table summarizes information about equipment as at June 30, 2009:

	in thousands of Canadian dollars

	June 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Computer	$962	829	$133	$959	698	$261
Construction barge facility	640	72	568	640	56	584
Software fees and licences	412	412	–	412	382	30
Office	411	180	231	409	157	252
Vehicles	367	211	156	383	193	190
Communications	285	133	152	285	107	178
Field equipment	97	55	42	97	51	46

	$3,174	1,892	$1,282	$3,185	1,644	$1,541

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

5	Other assets

The following table summarizes information about other assets as at June 30, 2009:

	in thousands of Canadian dollars
	June 30,	December
	2009	31, 2008
EIA security deposits	$5,731	$4,057
Advances on mineral property expenditures	295	228
	$6,026	$4,285

Under the new legislative and regulatory framework which the Government of Ecuador has recently implemented for the mining industry, the MMP continues to be responsible for the Environmental Impact Assessment (“EIA”) process. An EIA is required before any single stage of work (e.g., initial exploration, advanced exploration, construction and operation) can proceed for a mining project in Ecuador. The Ministry of Environment of Ecuador (“MAE”) has taken over responsibility for the Environmental Management Plan (“EMP”) component of the EIA, and as a result, the guarantee that is required to secure the obligations of a project’s EIA is now required to be issued in favour of the MAE. The amount of the required guarantee is reviewed annually by the MAE in conjunction with the MAE’s annual audit of the company’s EMP’s.

To secure the company’s project guarantees, which have been issued by a large U.S. bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development and the bank’s guarantee deposit requirements.

For the Mirador Project, the company has two cash deposits in place at June 30, 2009. The original deposit, in the amount of US$3,026,000 ($3,519,000), which was previously required as security for the guarantee in favour of the MMP was refunded by the MMP on August 7, 2009, leaving a deposit in the amount of US$1,209,000 ($1,406,000) as security for the guarantee in favour of the MAE against the company’s obligations under the Mirador Project EIA. For the Panantza-San Carlos Project, a cash deposit in the amount of US$447,000 ($520,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Panantza-San Carlos Project EIA. For the Machala Port, a cash deposit in the amount of US$246,000 ($286,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Machala Port EIA.

Advances on mineral property expenditures include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

6	Share capital

	a)	Authorized

Unlimited common shares, without par value

	b)	Issued

See Consolidated Statements of Changes in Shareholders’ Equity.

	c)	Stock options

The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the “Option Plan”) for directors, officers, employees and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company’s current number of shares outstanding at any given time. The exercise price of each option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the option. As at June 30, 2009, options to purchase a total of 3,572,500 (December 31, 2008 – 2,910,000) shares were outstanding and 1,814,064 (December 31, 2008 – 1,559,689) of the outstanding options were vested.

Effective February 1, 2006, stock options granted have the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s Directors.

  Options granted to subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Directors.

For the six-month period ended June 30, 2009, the company recognized a stock-based compensation charge of $2,955,000 (2008 – $764,000), of which $1,535,000 (2008 – $441,000) is included in salaries, benefits and stock-based compensation, $91,000 (2008 – $Nil) is included in corporate development and shareholder expenses and $1,329,000 (2008 – $323,000) is capitalized in mineral properties.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

During the six-month period ended June 30, 2009, the weighted average fair value of the stock options granted and those modified as approved at the company’s May 2009 Annual General Meeting was $4.12 (2008 – $2.18), as estimated using the Black-Scholes Option Pricing Model with the following assumptions:

For the six-month periods ended
	June 30, 2009	June 30, 2008

Risk-free interest rate	1.27 – 2.26%	3.01 – 3.69%
Expected dividend yield	–	–
Expected stock price volatility	48 – 71%	65 – 67%
Expected option life in years	0.40 – 4.25	2.75

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

The following table summarizes information about options granted during the six months ended June 30, 2009:

	Number of
Expiry dates	options	Exercise Price

January 1, 2014	300,000	$3.89
June 1, 2014	525,000	7.92

Total granted	825,000

A summary of changes to stock options outstanding and exercisable is as follows:

	Six-month period		Year ended December
	ended June 30, 2009		31, 2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding – beginning of period	2,910,000	$4.52	2,702,500	$4.19
Granted	825,000	6.45	805,000	4.92
Exercised	(47,500)	2.97	(375,000)	2.82
Forfeited	(115,000)	4.68	(222,500)	4.83

Options outstanding – end of period	3,572,500	$4.98	2,910,000	$4.52

Options exercisable – end of period	1,814,064	$4.40	1,559,689	$4.28

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2009:

		Outstanding			Exercisable
		Number of		Weighted	Number of		Weighted
		options	Weighted	average	options	Weighted	average
Year	Range of	outstanding	average	remaining	exercisable	average	remaining
of	exercise	at June 30,	exercise	contractual	at June 30,	exercise	contractual
Expiry	prices	2009	price	life (years)	2009	price	life (years)
2010	$ 2.27 – 2.27	325,000	$ 2.27	1.1	325,000	$ 2.27	1.1
2011	4.50 – 5.50	914,375	5.15	1.9	760,626	5.13	1.9
2012	3.66 – 4.90	710,000	4.35	2.8	432,813	4.42	2.8
2013	4.60 – 5.41	798,125	4.92	3.8	276,875	4.88	3.8
2014	3.89 – 7.92	825,000	6.45	4.8	18,750	3.89	4.5
	$ 2.27 – 7.92	3,572,500	$ 4.98	3.1	1,814,064	$ 4.40	2.3

7	Related party transactions and balances

In June 2007, the company completed the spin-off of its Caya 36 and Piedra Liza gold target assets to Q2 Gold Resources Inc. (“Q2 Gold”) by means of a Plan of Arrangement (the “Arrangement”). Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional director who is independent of Corriente.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in installments (the “Convertible Loan”). By an amendment dated September 25, 2008, the maximum facility amount of the Convertible Loan was increased from $750,000 to $1,500,000 and the maturity date extended to December 31, 2009.

The Convertible Loan principal and unpaid interest are due on the earlier of December 31, 2009 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Convertible Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The current state of financial markets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan at maturity. In the event of any default of the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

Corriente also provides certain non-technical management services Q2 Gold which include, but not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Convertible Loan.

For the six-month period ended June 30, 2009, the company accrued $60,000 (2008 – $60,000) and $30,000 (2008 – $53,000) in respect of administrative services and accrued interest on the Convertible Loan, respectively.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

At June 30, 2009, the balance of the Convertible Loan receivable from Q2 Gold, including management fees and accrued interest, was $1,098,000 (December 31, 2008 – $957,000).

8	Segmented information

The company operates within a single operating segment, which is the exploration and development of copper- gold mineral properties. The company’s mineral property interests are in Ecuador, as set out in note 3.

Geographic segmentation of the company’s assets is as follows:

	in thousands of Canadian dollars

	June 30, 2009			December 31, 2008

	Canada	Ecuador	Total	Canada	Ecuador	Total

Cash and cash equivalents	$79,224	$1,572	$80,796	$17,577	$963	$18,540
Investments	–	–	–	75,237	–	75,237
Accounts receivable and prepayments	44	–	44	84	–	84
Convertible loan	1,098	–	1,098	957	–	957
Mineral properties	–	102,673	102,673	–	94,489	94,489
Equipment	107	1,175	1,282	113	1,428	1,541
Other assets	–	6,026	6,026	–	4,285	4,285

	$80,473	$111,446	$191,919	$93,968	$101,165	$195,133

Substantially all of the consolidated statements of earnings (loss) and comprehensive income (loss) for the six-month period ended June 30, 2009 and 2008 reflect the Canadian operations.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2009
(expressed in Canadian dollars unless otherwise noted)

9	Supplemental cash flow information

Cash and cash equivalents comprise the following:

	in thousands of Canadian dollars

	June 30,	December 31,
	2009	2008

Cash on hand and balances with banks	$1,709	$4,588
Short-term investments, with maturity dates less than 90 days at acquisition	79,087	13,952

	$80,796	$18,540

At June 30, 2009 and December 31, 2008, the company’s short-term investments are invested in Canadian chartered bank deposits with R1-High investment ratings (DBRS) that are easily liquidated and mature in less than 90 days. The company has no investments in asset-backed commercial paper.

During the six-month periods ended June 30, 2009 and 2008, the company’s significant non-cash investing activities were as follows:

	in thousands of Canadian dollars
	2009	2008
Stock-based compensation included in mineral properties	$1,329	$323
Depreciation included in mineral properties	$252	$226
Change in other assets and accounts payable and accrued liabilities relating to mineral properties	$(174)	$(359)

Form 52-109F2
Certification of interim filings - full certificate

I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Corriente Resources Inc. (the "issuer") for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework" issued in September 1992 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

5.2

N/A.

5.3

N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 13, 2009

/s/ Kenneth R. Shannon
Kenneth R. Shannon
Chief Executive Officer

Form 52-109F2
Certification of interim filings - full certificate

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Corriente Resources Inc. (the "issuer") for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework" issued in September 1992 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

5.2

N/A.

5.3

N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 13, 2009

/s/ Darryl F. Jones
Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: August 13, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer